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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CULP INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
230215105
(CUSIP Number)
FOUNTAINHEAD PARTNERS L.P.
2201 E LAMAR SUITE 260
ARLINGTON, TX 76006
817-649-2100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	230215105	Page	2	of	10

1	NAMES OF REPORTING PERSONS:
	Fountainhead Partners L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		770,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		770,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	770,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	230215105	Page	3	of	10

1	NAMES OF REPORTING PERSONS:
	Durango Investments L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		770,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		770,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	770,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV

CUSIP No.	230215105	Page	4	of	10

1	NAMES OF REPORTING PERSONS:
	Rand Financial Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		770,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		770,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	770,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	230215105	Page	5	of	10

1	NAMES OF REPORTING PERSONS:
	Scott Rand

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		770,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		770,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	770,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	230215105	Page	6	of	10
ITEM 1 SECURITY AND ISSUER
     This filing is Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by Fountainhead Partners L.P. with the Securities and Exchange Commission on October 13, 2005, as amended by Amendment No. 1 filed on December 15, 2006. This Amendment No. 2 relates to the common stock, par value $0.05 per share (“Common Stock”), of Culp Inc., a North Carolina corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1823 Eastchester Drive, High Point, NC 27265.
     Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as follows:
ITEM 2 IDENTITY AND BACKGROUND
     (a) The name of the persons filing this Amendment No. 2 are Fountainhead Partners L.P. (“Fountainhead”), Durango Investments LP (the “Fund”), Rand Financial Inc. (“Rand”), and Scott Rand (“Mr. Rand”, and together with Fountainhead, the Fund, and Rand, the “Reporting Persons”).
     Fountainhead serves as the investment manager of the Fund, a private investment fund which owns 770,347 shares of Common Stock.
     Fountainhead, in its capacity as investment manager of the Fund, has shared power with the Fund to vote and dispose of the shares of Common Stock owned by the Fund. The General Partner of Fountainhead is Rand Financial Inc. (“Rand”), a company incorporated in Texas. The sole shareholder of Rand is Scott Rand. Mr. Rand is also a limited partner of Fountainhead. As the sole shareholder of the General Partner of Fountainhead, Mr. Rand may be deemed to control Fountainhead.
     (b) The business address of Fountainhead, Rand, and Mr. Rand, the sole shareholder of the General Partner of Fountainhead, is 2201 E Lamar Suite 260, Arlington, TX 76006. The registered office of the Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9002.
     (c) The principal business of Fountainhead is to advise clients as to investments in securities. The principal business of the Fund is to invest in securities. The principal business of Rand is [to serve as General Partner to Fountainhead and certain other entities]. Mr. Rand is the Chief Investment Officer of Fountainhead.
     (d) During the past five years neither Fountainhead, the Fund, Rand, nor Mr. Rand have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years neither Fountainhead, the Fund, Rand, nor Mr. Rand have been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.
     (f) Fountainhead and Rand are organized under the laws of the State of Texas, USA. The Fund is organized under the laws of the Cayman Islands. Mr. Rand is a United States citizen and resident of Texas.
ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Not Applicable.

CUSIP No.	230215105	Page	7	of	10
ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
     (a) - (b) The Fund is currently the beneficial owner of an aggregate of 770,347 shares of Common Stock, which represent 6.14% of the Issuer’s outstanding shares of Common Stock. As investment manager of the Fund, Fountainhead shares voting and investment control with the Fund with respect to the shares of Common Stock held by the Fund. As such, each of Fountainhead, Rand and Mr. Rand may be deemed to beneficially own the Common Stock held by the Fund. The percentage provided in this Item 5 are based on the number of outstanding shares reported as outstanding by the Issuer in its Form 10-Q for the period ended January 28, 2007, as filed with the Securities and Exchange Commission. Other than as described in this Item 5, no shares of Common Stock are beneficially owned by any of the Reporting Persons.
     (c) Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons during the past sixty days.
     During the past sixty days, Fountainhead, on behalf of the Fund, effected the following sales of shares of Common Stock in open market transactions:

Date	Price per Share	No. of Shares Sold
4/30/07	$9.03	8,400
5/01/07	$9.00	100
5/02/07	$8.90	3,500
5/03/07	$9.02	8,600
5/04/07	$9.00	4,100
5/07/07	$9.04	13,500
5/08/07	$9.02	7,400
5/09/07	$9.01	5,000
6/20/07	$9.22	12,200
6/20/07	$9.26	2,800
6/21/07	$9.02	3,900
6/26/07	$9.00	1,300
6/27/07	$9.00	700
6/29/07	$9.00	8,753
     (d) - (e): Not applicable.
ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the

CUSIP No.	230215105	Page	8	of	10
Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of the Reporting Persons is a beneficial owner of any such shares.
ITEM 7 Material to be Filed as Exhibits
     A Joint Filing Agreement dated June 29, 2007.

CUSIP No.	230215105	Page	9	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2007 Dated

/s/ Scott Rand Signature

Scott Rand Name/Title
For himself and as authorized signatory for each of:
Fountainhead Partners L.P., Durango Investments L.P. and Rand Financial Inc.